Room 4561

August 6, 2007

Mr. Ido Schechter
Chief Executive Officer
Top Image Systems Ltd.
2 Habarzel Street
Tel Aviv, 69710
Israel

> **Re:** **Top Image Systems Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 6-K Filed February 15, 2007**
> **File No. 001-14552**

Dear Mr. Schechter:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief